SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Press Release –Fiscal Year 2004

IRSA and APSA cordially invite you to participate in their

Fiscal Year 2004 Results Conference Call

Wednesday, September 15, 2004 at 11.30

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gabriel Blasi, CFO

To participate, please call:

1-888-792-8459 if you are in the US or

1–973-409-9255 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Available until September 17, 2004

Please call: 1-877-519-4471 (US)

1–973-341-3080 (International)

Pin # 5157419

FOR IMMEDIATE RELEASE	For further information
Alejandro Elsztain - Director
Gabriel Blasi - CFO
+(5411) 4323 7449
finanzas@irsa.com.ar
www.irsa.com.ar

IRSA Inversiones y Representaciones Sociedad Anónima announces its fiscal year 2004 results.

HIGHLIGHTS

•	Net income for fiscal year 2004 was Ps. 87.9 million. Operating income increased 311%, from Ps. 25.5 million in fiscal year 2003 to Ps. 104.7 million in 2004. EBITDA was Ps. 110.6 million, 6% higher than the previous year.

•	In fiscal year 2004 we prepaid US$ 28.0 million under the US$ 51 million Unsecured Loan, obtaining a total discount of US$ 8.5 million, equal to 30% of face value.

•	During fiscal year 2004, our financial debt decreased by US$ 12.9 million as a result of the conversion of Notes. Additionally, US$ 8.5 million were received as cash proceeds from the exercise of warrants.

•	After year-end, APSA reduced its debt by Ps. 27.3 million, by its buyback of debt maturing in 2005 and the conversion of Convertible Notes by their holders.

•	APSA’s operating income increased 487% in 2004 to Ps. 39.9 million. EBITDA increased by 28%, reaching Ps. 94.1 million as of June 30, 2004.

•	Occupancy at our shopping centers reached 99%, while our tenants’ sales increased 26% in real terms.

•	In November we will open the first stage of Alto Rosario Shopping. 88% of the retail spaces are already reserved.

•	Average occupancy in our Class A office buildings recovered throughout the year, reaching 87% compared to 68% in the previous year.

•	During this fiscal year, the hotel segment consolidated its fine performance. Although average rates remained unchanged as compared to the previous year, occupancy grew from 57% to 68%. Operating income increased 64%, from Ps. 6.2 million in 2003 to Ps. 10.1 million in 2004.

•	We made progress in the execution of various projects, such as Benavidez, Edificios Cruceros 1 and 2, San Martín de Tours and Dique 3 (recently agreed). Approval of Santa María del Plata is imminent. We are involved in other large-scale projects in Buenos Aires and the country’s interior. Going forward, we are deeply committed to residential developments.

Buenos Aires, September 8, 2004 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its fiscal year 2004 results.

Net results for the twelve-month period ended June 30, 2004 showed a Ps. 87.9 million profit or Ps. 0.4 per share, while earnings per diluted share were Ps. 0.2, as compared to a Ps. 286.4 million profit or Ps. 1.4 per share (Ps. 0.6 per diluted share) recorded during fiscal year 2003.

Consolidated net sales for the twelve-month period totaled Ps. 260.8 million as compared to Ps. 236.5 million recorded in the same period of the previous year.

The contribution of the various segments to net sales was as follows: Sales and Developments Ps. 31.1 million, Offices and Other Rental Properties Ps. 15.1 million, Shopping Centers Ps. 143.3 million, and Hotels Ps. 71.2 million.

Operating results recorded a significant increase of 311%, from Ps. 25.5 million in fiscal year 2003 to Ps. 104.7 million in fiscal year 2004.

EBITDA for the twelve-month period ended June 30, 2004 amounted to Ps. 110.6 million, an increase of 6% as compared to the previous fiscal year.

Comments on operations during the fiscal year

During fiscal year 2004, the Argentine economy experienced a significant recovery. In this environment, net income for the fiscal year ended June 30, 2004 was Ps. 87.9 million, compared to Ps. 286.4 million during the previous year.

As a consequence of the currency policy adopted and price stabilization, internal consumption became one of the principal engines for economic growth during the last twelve months. This circumstance was reflected in our results, as shown by the significant increase in operating income which rose 311% to Ps. 104.7 million in fiscal year 2004 from Ps. 25.5 million in 2003. The increase mainly results from a year-on-year 10% increase in sales, 5% reduction in operating costs and 199% increase in results from operations and holding of real estate assets due to the significant recovery in our assets’ value. There was a considerable improvement in the performance of our shopping center and hotel segment, which recorded increases in revenues of 26% and 23%, respectively, compared to the previous fiscal year, while the sales and developments and offices segments decreased by 34% and 15%. Particularly in the case of sales and developments, this fall was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

The lower net income mainly reflects the effect of financial results. In fiscal year 2003, net financing effects showed a positive result of Ps. 315.3 million, as compared to only Ps. 10.5 million in 2004. The decrease was mainly originated in exchange differences, as the significant 26% appreciation of the Peso against the Dollar during fiscal year 2003 had a substantial positive impact on our liabilities in foreign currency, resulting in positive net exchange differences of Ps. 188.7 million, while for fiscal year 2004, the local currency depreciated by 6%, resulting in negative net exchange differences of Ps. 13.0 million. Results from financial operations, gain, also decreased in 2004 to Ps. 70.5 million from Ps. 109.6 million recorded in 2003, mostly because of lower income from Alto Palermo due to exchange differences and derivative instruments. Financing expenses decreased by 8% from Ps. 65.9 million in 2003 to Ps. 60.8 million in 2004 due to the reduction in our indebtedness.

Besides, income from subsidiaries recorded a significant improvement, from a loss of Ps. 14.7 million to an income of Ps. 26.7 million, due to the income recognized during this fiscal year as a consequence of the change in the valuation criterion of Banco Hipotecario S.A and the non-recurrent net loss from Alto Palermo’s subsidiaries. During this period there was also an increase in income tax and minimum presumed income tax of Ps. 25.7 million (negative) as compared to Ps. 3.5 million (positive) in the previous year, mainly due to the losses recorded in IRSA and Alto Palermo according to the adjustments made by applying the deferred tax method.

The recovery of cash flow from operations combined with the cash proceeds resulting from the exercise of warrants, which totaled US$ 8.5 million during fiscal year 2004, allowed us to continue our financial cost reduction strategy and repurchase a significant portion of our debt obtaining attractive discounts. Thus, in July 2003 we prepaid US$ 16.0 million to HSBC Bank Argentina S.A. and on March 17, 2004 we prepaid US$ 12.0 million to HSBC Bank plc. London under IRSA’s US$ 51.0 million Unsecured Loan, with final maturity in 2009. As a result of these transactions, we obtained 32% and 28% discounts, respectively. Besides, on August 6, 2004 APSA fully repurchased class A2 and B2 of its Ps. 20.0 million face value notes maturing in January 2005, which accrued interest at a rate of 8% plus CER. In addition, during the period under review IRSA’s indebtedness under its convertible notes decreased by US$ 12.9 million as a consequence of the conversions made, while APSA’s indebtedness decreased by US$ 0.8 million.

We were thus able to attain a relaxed long-term debt structure for IRSA amounting to a total of US$ 156.5 million (including convertible debt for US$ 87.1 million), while we expect to restructure just as successfully APSA’s indebtedness, which at present totals US$ 67.31 million (including convertible notes for US$ 47.3 million) 30% of which matures in the short term.

Due to this successful debt restructuring which extended long-term maturities, in October 2003 Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250.0 Million Global Note Program from B- (Arg) to B+ (Arg). Also in that month, Standard & Poors International Ratings LLC (Argentine branch), raised APSA’s Ps. 85.0 million Notes from raB+ to raBBB-, thus reaching investment grade. Moreover, in May 2004 Fitch Argentina Calificadora de Riesgo S.A. raised the rating of this last instrument from raBBB- to raBBB+.

In view of the process of recovery that the banking business is experiencing in Argentina, Banco Hipotecario’s successful refinancing consummated during the first quarter of the year and the strategic importance that Banco Hipotecario has in the mortgage lending business in Argentina, as well as the fact that it is one of the pillars for the Company’s growth and profitability, during this fiscal year we decided to increase our equity interest in Banco Hipotecario S.A. Therefore, in accordance with the interest currently held by us in Banco Hipotecario, our exercise of

[1]	The debt in pesos is converted to dollars at a rate of Ps./US$ 2.992.

significant influence in its decisions and our intention to maintain it as a permanent investment, we valued our investment in it according to its proportional value. Banco Hipotecario continues to be the largest private bank in terms of shareholders’ equity of Ps. 1,837.3 million as of June 30, 2003, (according to BCRA standards) and a capitalization level measured by its shareholders’ equity/total assets ratio of 21.87%.

During fiscal year 2004 other pleasant events took place. In December 2003 we moved our headquarters to the 22nd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Moreover, IR Magazine gave us the IR Magazine Award 2003 for our Investor Relations efforts, where we competed with the leading companies in our country.

For the coming fiscal year we are planning to develop a system migration aimed at integrating all interfaces and processes existing in the different corporate areas. This improvement will allow us to provide a more flexible, efficient and agile response to business requirements and attain greater competitiveness in the whole organization. The integration strategy will also allow us to automate, standardize and formalize processes so as to make them easily auditable, which would help us conform to the SEC’s requirements, in particular the Sarbanes-Oxley Act.

We believe that the toughest effects of the crisis have gone by. In the last moths the real estate business has regained strength in all its segments. Construction grows, in particular as concerns the supply of top category properties. The retail market is thriving, mainly in the shopping center segment, driven by the increase in consumption in the highest purchasing power sectors and growing inflow of tourists, which also favored the hotel segment, that took advantage of dollar revenues vs. peso costs. Moreover, those companies which after the devaluation had been forced to move their offices to cheaper peripheral areas as part of their cost cut down strategy, have now returned to premium areas encouraged by rising, but still low, prices.

We have an asset portfolio of Ps. 2,203 million book value, in unparalleled locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment experienced the greatest recovery, reaching occupancy and default rates that surpassed historical records. Hotels have also shown a notable improvement in both tariffs and occupancy levels. Offices recorded sustained increases in occupancy and prices, and the property’s sales value in the locations where our developments are found has been escalating, and there is a considerable recovery in the demand for this kind of properties. This upsurge, however, has not been fully reflected in terms of value, yet. Our assets have a great intrinsic value that makes them very attractive due to their potential for growth. These attributes, combined with our low level of indebtedness, most of which is long-termed, and the cash proceeds from the exercise of warrants attached to our convertible debt, place us in a good position to think about new projects and finance them through the most suitable structure. In this scenario we see great opportunities of expansion, which we are already heading for.

Fiscal year 2004 highlights, including significant operations occurred after year-end.

I. Offices and other Rental Properties

During the fiscal year ended June 30, 2004, income from rental properties totaled Ps.15.1 million as compared to Ps.17.8 million in the same period of fiscal year 2003, partly due to the sale of rental space at the beginning of fiscal year 2004.

The rental property segment was among those most affected by the economic crisis. The effect of the devaluation of the peso against the dollar had a strong impact on the value of leases of class A offices, which fell more than 70% and remained at those levels until a few months ago, when an increase in demand and upturn of prices started to become visible.

During fiscal year 2004, our offices showed a significant recovery in occupancy rates, with rising rental prices, although still much lower than those in force during the effectiveness of the convertibility law. While in 2000 our premium offices were rented at US$ 28.0 per Sqm, during the crisis these values plummeted to US$ 7.0 per Sqm. At present we are entering into three-year contracts at a final rate of US$ 12 per Sqm. Average occupancy in our class A buildings recovered during the fiscal year, reaching 87% compared to 68% during the previous year. This improvement had also the important effect of reducing the burden of common expenses payable with respect to vacant properties.

Our offices’ occupancy level continues to recover and is positioned above market average. This improvement in demand allows us to obtain better lease terms. We estimate that in the short term our portfolio will reach full occupancy at rising prices per square meter, backed by three-year leases denominated in dollars and higher prices agreed upon for the second and third year.

Below is information on our office space as of June 30, 2004.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area m2 (1)	Occupancy rate (2)	Monthly Rental Income Ps./000 (3)	Total rental income for the fiscal year Ps,/000 (4)			Book Value Ps./000 (5)
					2004	2003	2002
Offices
Inter-Continental Plaza (6)	18/11/97	22,535	84%	417	4,108	5,648	12,749	65,152
Libertador 498	20/12/95	10,533	88%	247	2,524	2,359	5,212	42,679
Maipú 1300	28/09/95	10,325	92%	210	2,040	2,100	5,057	45,432
Laminar Plaza	25/03/99	6,521	95%	195	2,288	2,902	4,973	31,126
Madero 1020	21/12/95	1,359	16%	3	104	876	2,119	4,047
Reconquista 823/41	12/11/93	6,100					2,326	17,733
Suipacha 652/64	22/11/91	11,453	45%	47	530	576	1,460	10,641
Edificios Costeros	20/03/97	6,389	98%	97	820	403	1,520	19,726
Costeros Dique IV	29/08/01	5,437	87%	96	744	695	1,924	20,123
Other (7)	—	3,403	100%	65	628	602	1,499	9,381

Subtotal		84,055	76%	1,377	13,786	16,161	38,839	266,040
Other rental properties
Commercial properties (8)		4,062	97%	14	153	191	2,354	1,951
Other properties (9)		33,329	100%	42	623	742	2,005	3,697

Subtotal		37,391	100%	56	776	933	4,359	5,648

Related expenses
Management fees					582	676	1,274
TOTAL OFFICES AND OTHER (10)		121,446	83%	1,433	15,144	17,770	44,472	271,688

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 06/30/04 were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through IRSA). Cumulative revenues of fiscal year 2002 additionally include the revenues from Puerto Madero Dock 5 (fully sold).
(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through IRSA). In fiscal year 2002 cumulative revenues additionally include the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).
(9)	Includes the following properties: Thames and one unit in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2003 and 2002, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

As of June 30, 2004, we had a 53.8% interest in Alto Palermo S.A., the company that operates our shopping centers.

The success of our performance is reflected in our operating income, which increased by Ps. 33.2 million to Ps. 39.9 million during fiscal year 2004 from Ps. 6.8 million in 2003. The financial indicators reflect the strength of our operations. As of June 30, 2004 EBITDA2 reached a record high of Ps. 94.1 million, compared to Ps. 73.5 million as of June 30, 2003, an increase of 28.1%. The higher revenues obtained during these twelve months allowed us to reach an outstanding cash flow from operations of Ps. 78.3 million. The EBITDA ratio stood at 64% during the fiscal year 2004.

Net Income for the fiscal year 2004 was Ps. 18.8 million, compared to the Ps. 77.4 million profit recorded in 2003. Although income decreased by Ps. 58.6 million from the previous year, the results for 2003 had been positively affected by extraordinary non-operating events such as the income resulting from the buyback of debt, the appreciation in the exchange rate and the interest rate swap revaluation.

Our excellent performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and Greater Buenos Aires, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per Sqm, 82.3% more than our competitors. Our tenants’ sales reached historical records in nominal terms, as they increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design). Total sales (including Alto Noa) totaled Ps. 1,148.4 million as compared to Ps. 855.9 million the previous year.

[2]	EBITDA represents net income plus interest, income tax, depreciation and amortization charges and all items not implying movements of funds, and any extraordinary or non-recurrent loss or income.

The measures implemented during the fiscal year allowed us to obtain exceptional results. As of June 30, 2004 our average occupancy rate was 98.8% of the gross leaseable area of our shopping centers, surpassing previous levels.

The current bonanza of the retail segment allows us to agree upon better leasing conditions with our new tenants and the renewal of existing ones. We also reduced our bad debt allowance by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004, with an additional Ps. 1.0 million allowance recovery. On the other hand, due to our minimum financial burden and excellent cash flow generation we have enough liquidity to make investments in new projects and developments.

The consolidation of our business success in the retail market and in entertainment space in the local market is unquestionable. During fiscal year 2004 we maintained our leading position in the shopping center market, holding 42.4% of the Gross Leaseable Area available in the City of Buenos Aires and the Gran Buenos Aires area. Undoubtedly, we are one of the best channels for positioning first-line brands and high-impact promotions and believe it is the right time to materialize our expectations of increasing foothold and expanding into the interior of the country, capitalizing on the results obtained through our efforts.

Favorable macroeconomic conditions allowed us to focus on our core business and bring into execution some of our projects. In November we will inaugurate the first stage of Alto Rosario Shopping. As of June 30, 2004, 73% of the 138 existing units were already reserved and committed. The shopping center will offer diversified proposals according to the needs of the public, top quality entertainment areas, fist line services, including state-of-the-art cinemas, and as in our other shopping centers, we will seek customer identification with our proposal.

Another project which we plan to start by the end of the year is the remodeling of Alto Avellaneda. We will change its image with a new façade, larger floor area, new cinema screens, new accesses and revamped parking area.

As part of our business strategy we will continue adopting actions to attract new public, including the generation of new offerings in our shopping centers. In this sense we implemented various successful steps and created several exclusive products with the aim of attracting the growing inflow of tourists from abroad, including publicity in hotels, harbors and airports. We also carried out strong and novel advertising campaigns at national and international level, and introduced a service of personal reply to inquiries and receipt of orders through our customer service centers. In addition, we decided to implement a strategy focused on obtaining our customers’ full identification with our shopping centers.

All these actions caused demand on the part of potential lessees to continue growing, which once more allowed us to choose a better quality of customers and tenant mix appropriate for each Shopping Center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each Shopping Center. In addition, aware of the fact that our tenants’ success is the present and future of our business, we continued our efforts to provide them the best services via training, advice, conferences and seminars, thus promoting a stronger commitment with the Company.

The chart below presents information on our shopping centers as of June 30, 2004.

Shopping Centers

	Date of Acquisition	Leaseable area m2 (1)	Occupancy rate (2)	Total rental income for the fiscal year Ps./000 (3)			Book Value Ps./000(4)
				2004	2003	2002
Shopping Centers (5)
Alto Palermo	23/12/97	17,900	100%	28,341	26,150	38,499	229,117
Abasto	17/07/94	39,325	99%	26,478	20,531	34,601	210,696
Alto Avellaneda	23/12/97	27,451	99%	14,734	10,038	23,871	107,333
Paseo Alcorta	06/06/97	14,829	99%	15,434	12,216	18,528	69,003
Patio Bullrich	01/10/98	10,882	100%	12,744	10,610	14,339	121,678
Nuevo NOA Shopping	29/03/95	18,818	97%	2,769	2,087	4,450	29,589
Buenos Aires Design	18/11/97	14,488	98%	5,936	3,656	7,333	23,381
Fibesa and others (6)				6,780	3,533	5,184
Revenues Tarjeta Shopping				30,034	24,933	45,158

TOTAL SHOPPING CENTERS		143.693	99%	143.250	113.754	191.963	790.797

Projects in progress (7)		20,000	N/A	N/A	N/A	N/A	53,295

TOTAL (8)		163.693	99%	143.250	113.754	191.963	844.092

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if corresponded.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the Rosario Project. The completion date of the project is scheduled for the end of 2004 with an estimated leaseable area of 20,000 m2.
(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

In fiscal year 2004, the sales and developments segment recorded revenues of Ps. 31.1 million, compared to Ps. 47.2 million in the same period of the previous year. This fall was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

Our greatest expectations are concentrated in this segment, focused on the ABC1 sector. In a local scenario of low interest rates and investors prone to investing in safer assets, and an international environment of low returns, high volatility and insecurity, the demand for real estate assets has climbed, as these assets offer one of the most attractive risk/return combinations. During the past fiscal year this trend encouraged us to make progress in transactions and related projects. We are developing, marketing and evaluating various projects in Buenos Aires, in particular in exclusive areas such as Barrio Parque and Puerto Madero. We understand that Puerto Madero is the growth engine for the residential premium market and will be pivotal for its dynamics over the next years. In this area, a high percentage of units is sold just upon launching, and sales prices, which range from US$ 1,500 to US$ 2,300 per square meter, have almost fully recovered to the values that prevailed during the nineties. We are also evaluating other interesting projects in the interior of the country.

Edificios Cruceros 1 and 2. In December 2003, we executed a swap agreement with Residencial Dique S.A. whereby we exchanged this property, located in Puerto Madero, for 40% of the total square meters to be constructed, i.e., a total 2,800 Sqm and 40% of the already existing parking spaces in a maximum term of 24 months. The transaction is secured by a mortgage for US$ 2.0 million. The concrete structure of the two buildings is already completed, and we expect to launch sales in October 2004.

Benavidez Option. In March 2004, DEESA (Desarrolladora El Encuentro S.A.) decided to exercise its option to acquire the plot in Benavidez that had been granted to it by our controlled company Inversora Bolívar S.A. (“IBSA”). DEESA promised to pay IBSA a total price of US$ 4.0 million. On May 21 the title deed was executed, and US$ 0.7 million were collected. The cash balance of US$ 0.3 million was paid on June 22. Unless otherwise decided, the remaining US$ 3.0 million will be collected in kind, by receiving 110 residential lots in the projected complex. We are planning the pre-sale for the last quarter of 2004.

San Martín de Tours. This project, in the Barrio Parque area, is in full development. We plan to build a top-quality “house style” residential complex, a differentiated product from existing alternatives. We estimate that works will be completed by April 2005, and will be launched for sale before the close of 2004.

Santa María del Plata. Authorization for the development of this large project is awaiting execution by the chief of government of the City of Buenos Aires, which we expect to take place during this year. According to this, we plan to start the infrastructure works required for its development by the end of 2005.

Dique 3 Buildings. On September 7, 2004, after the issuance of the FY2004 financial statements, we signed a swap agreement with Desarrollos y Proyectos S.A. (DYPSA) whereby we changed this property located in Puerto Madero for 28.5% of the total square meters to be constructed i.e., a total 4.911 Sqm and 28.5% of the already existing parking and storing spaces. The transaction is secured by a mortgage on the land for US$ 8.0 million. The residential building will have 37 stories.

Additionally, we granted an option to acquire another plot in the same property in exchange of 31.5% of the total square meters to be constructed i.e., a total 6.421 Sqm and 31.5% of the already existing parking and storing spaces. The operation, in case of execution, will be secured by a mortgage on the land for US$ 10.8 million. The exercise of the option will depend, among other things, on the completion of the schedule for the construction of the first tower building. The building will have 40 stories for residential spaces.

Both operations depend on the approval of the Corporación Antiguo Puerto Madero.

New projects. We are also engaged in other projects, such as the development of the Rosario land reserve adjoining the shopping center, where we are evaluating its sale for the construction of towers and a hotel, totaling 100.00 square meters of construction.

Below is a detail of property being developed by IRSA as of June 30, 2004.

Development properties

	Date of acquisition	Estimated Cost / Real Cost	Area intended for sale	Total Units or Lots (3)	Percentage constructed	Percentage sold (4)	Accumulated Sales	Accumulated Sales as of June 30 of fiscal year (6) (Ps. 000)			Book Value (7)
								04	03	02
		(Ps.000) (1)	(m2) (2)				(Ps. 000) (5)	(Ps. 000)	(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential apartments
Torres Jardín	18/7/96	56,579	32,339	490	100%	98%	70,028	—	161	2,064	245
Torres de Abasto (8)	17/7/94	74,810	35,630	545	100%	100%	109,245	—	462	—	555
Torres Rosario (15)		—	—	—	0%	0%	—	—	—	—	15,414
Palacio Alcorta	20/5/93	75,811	25,555	191	100%	100%	76,582	—	—	607	—
Concepción Arenal	20/12/96	15,069	6,913	70	100%	99%	11,626	9	100	363	33
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	100%	100%	47,467	—	5,305	14,713	—
Other (10)		50,196	23,900	184	N/A	99%	57,325	349	3,989	2,756	13

Subtotal		308,421	134,825	1,552	N/A	N/A	372,273	358	10,017	20,503	16,260

Residential communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1,273	100%	94%	209,554	7,369	14,161	15,086	7,787
Villa Celina I, II & III	26/5/92	4,742	75,970	219	100%	99%	13,952	—	28	(52)	43
Villa Celina IV & V	17/12/97	2,450	58,373	181	100%	100%	9,505	23	—	136	—
Other lands		—	—	—	0%	0%	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	233,011	7,392	14,189	15,170	7,830

Land Reserve
Dique 3 (12)	9/9/99	—	10,474	—	0%	—	—	—	—	—	25,979
Puerto Retiro (9)	18/5/97	—	82,051	—	0%	—	—	—	—	—	46,424
Caballito	3/11/97	—	20,968	—	0%	—	—	—	—	—	19,898
Santa María del Plata	10/7/97	—	715,952	—	0%	—	—	—	—	—	124,783
Pereiraola (11)	16/12/96	—	1,299,630	—	0%	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	2/12/97	—	4,653	—	0%	50%	12,310	—	—	—	6,160
Benavidez	18/11/97	—	—	—	0%	100%	11,830	11,830	—	—	—
Other (13)		—	3,527,493	—	—	—	—	—	—	—	77,931

Subtotal		—	5,661,221	—	N/A	N/A	12,310	11,830	—	—	323,050

Other
Piscis Hotel	30/9/02	5,231		1	100%	100%	9,912	—	9,912	—	—
Santa Fe 1588	2/11/94	8,341	2,713	20	100%	100%	8,166	—	—	8,166	—
Rivadavia 2243/65	2/5/94	8,166	2,070	4	100%	100%	3,660	—	—	3,660	—
Libertador 498	20/12/95	7,452	2,191	3	100%	100%	5,931	—	2,313	3,618	—
Constitucion 1159	16/6/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—	—
Madero 1020	21/12/95	16,008	5,056	8	100%	100%	12,928	4,774	5,626	—	—
Madero 940	31/8/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other properties (14)		83,963	40,412	263	100%	91%	102,427	5,903	922	2,226	4,905

Subtotal		134,342	55,644	301	N/A	N/A	146,661	10,677	22,410	17,670	4,905

Subtotal		580,910	7,394,938	3,526	N/A	N/A	764,255	30,257	46,616	53,343	352,045

Management fees								859	625	1,033

TOTAL (16)		580,910	7,394,938	3,526	N/A	N/A	764,255	31,116	47,241	54,376	352,045

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 31, 2004, adjusted for inflation at 02/28/03, less allowance for impairment in value, plus recovery of allowances if corresponded.
(8)	Through APSA.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties:, Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.
(11)	Directly through IRSA and indirectly through IBSA.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolívar S.A.) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Jerónimo Salguero 3133, Sarmiento 517 (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Through Alto Palermo S.A.
(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV. Hotels

Income from the hotel activity for the twelve month period ended June 30, 2004 was Ps. 71.3 million, compared to Ps.57.7 million in the same period of 2003.

During this fiscal year the hotel market in which we take part continued consolidating its excellent performance boosted by tourism, mainly foreign, which encouraged demand and the recovery of prices.

In this scenario, our hotels showed an excellent performance. Accumulated average occupancy rates for the twelve month period ended June 30, 3004 increased notably, reaching 68% as compared to 57% in the previous year. Average rates remained stable, at Ps. 270.

We plan to continue growing in the hotel segment, by embarking on new ventures in our own land reserves and also by purchasing new assets, taking advantage of our cash flow generation and evaluating the best financing mix. We are already working on the expansion of the Llao Llao hotel, a first-class resort, unique in Argentina both for its services and location.

The following chart shows information regarding our hotels for the twelve-month period ended June 30, 2004.

Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy	Avg. price per room	Accumulated sales as of June 30, of fiscal year (Ps.000) (3)			Book value as of June 30, 2004
			% (1)	Ps.(2)	2004	2003	2002	(Ps. 000)
Inter-Continental	11/97	312	64.3	219	26,079	22,297	23,558	57,447
Sheraton Libertador	3/98	200	70.1	200	15,650	11,529	15,237	37,795
Llao Llao	6/97	158	71.0	460	29,566	23,560	18,398	30,827
Hotel Piscis (4)	9/02	—	—	—	—	344	—	—

Total		670	67.6	270	71,295	57,730	57,193	126,069

Notes:

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation up to 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.

V. Financial and other transactions

US$ 28.0 million prepayment under US$ 51 million Unsecured Loan. On July 23, 2003 we prepaid US$ 16.0 million to HSBC Bank Argentina S.A. under our US$ 51.0 million Unsecured Loan, with final maturity in November 2009. The transaction was made for the sum of US$ 10.9 million, 68% of the nominal amount of the debt, at a discount of US$ 5.1 million. On March 17, 2004, we prepaid to HSBC Bank London Plc. US$ 12 million under the same loan, for a total amount of US$ 8.6 million, at a discount of 28%. Both buybacks were made following the procedure contemplated in the Loan Agreement.

Debt reduction as a result of conversion of Convertible Notes and exercise of warrants. During the fiscal year ended June 30, 2004, the holders of our convertible notes exercised their conversion rights for a total of 12.9 million units of US$ 1 par value each, resulting in the issuance of 23.7 million common shares of Ps.1 par value each.

In addition, during this fiscal year warrants issued by our company were exercised for a total of US$ 7.1 million par value, resulting in the issuance of 13.1 million shares and cash proceeds for US$ 8.5 million.

As of June 30, 2004, the amount of outstanding Convertible Notes and Warrants was US$ 87.1 million and US$ 92.9 million, respectively, while the number of outstanding shares was 248,802,993.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued on November 14, 2002, under New York Law, at an interest rate of 8% (paid semiannually), due to November 14, 2007, which are convertible at a price of US$ 0.545 per share of face value Ps. 1.00 (1.8349 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note holds a warrant which allows the holder to obtain for each Convertible Note 1.8349 shares, of face value Ps. 1.00, at a price of US$ 0.654.

Note: The fully diluted position assumes total conversion of the notes.

APSA: debt buyback. In order to reduce its financial cost, on August 6, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. fully repurchased its Class A2 and B2 Notes maturing in January 2005 for a principal amount of Ps. 20.8 million, which accrued interest at a rate of 8% plus CER restatement. Retirement implied a disbursement of Ps. 10,110,400 by Alto Palermo S.A. and Ps. 10,742,299 by Shopping Alto Palermo.

In addition, during the month of August APSA repurchased Ps. 1.2 million under its Ps. 85 million 14.875% notes due April 2005, resulting in an outstanding principal balance of Ps. 48.4 million.

APSA: debt reduction due to conversion of Convertible Notes. To date, the holders of APSA’s Convertible Notes exercised their conversion rights for a total amount of 2,663,009 units of US$ 1 par value each, giving rise to a reduction in APSA’s debt by that amount, while 78,766,014 common shares of Ps. 0.1 par value each were delivered in exchange.

The above mentioned conversion includes the conversions made by IRSA after June 30, 2004 for a total of 1.2 million units for the purpose of maintaining its interest in APSA after seeing its holding diluted as a result of the conversions made by third parties.

Therefore, the amount of outstanding Convertible Notes was reduced to US$ 47,336,991 while the number of shares of stock of the Company is 778,766,014 and the corporate capital amounts to 77,876,601.

Upgrading of IRSA’s US$ 250 million Global Note Program. In October 2003, Fitch Argentina Calificadora de Riesgo S.A. upgraded the rating of our US$ 250 Million Global Note Program from B- (Arg) to B (Arg). The upgrading reflects our debt rescheduling, focused on obtaining long-term maturities. US$ 37.4 million secured Notes were issued under this program.

Improvement in the risk rating of APSA’s structured debt. During this fiscal year APSA’s structured debt risk rating continued to improve.

At the closing of the previous fiscal year, its Ps. 85 million Notes were rated BB(Arg) by Fitch Argentina Calificadora de Riesgo S.A., while Standard & Poor’s International Ratings LLC. (Argentine Branch) maintained its rating at raB+.

In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded these Notes from raBB a raBBB. The upgrading “is based on the consolidated growth of the Company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

In July 2004 Standard & Poor’s International Ratings LLC. (Argentine Branch), upgraded again the Ps. 85 million Convertible Notes from raBBB- to raBBB. The recent upgrading reflects “the improvement in APSA’s financial profile as a result of an advantageous and early refinancing and/or cancellation of maturities that the company would face in 2005”, as some of the grounds explained by the rating agency.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A., also upgraded Alto Palermo S.A. (APSA)’s common shares from Category 3 to Category 2. This category means that “they are shares with medium liquidity whose issuers have a good cash flow generation capacity”.

Purchase of shares and options of Banco Hipotecario S.A. On December 30, 2003, IRSA purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, giving it the right to acquire 3,753,700 additional shares. The transaction implied a total disbursement of US$ 11.1 million.

Moreover, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the above mentioned options jointly with the options they held before fiscal year-end. 4,774,000 shares were acquired for a total amount of $ 33.4 million.

On May 7, 2004, Ritelco S.A. sold 2,444,571 shares held by it in Banco Hipotecario S.A. to IFIS, a related company, at a unit price of Ps. 7.0. The total transaction amount was US$ 6.0 million and generated a loss of Ps. 1.6 million.

On June 30, 2004, Ritelco S.A. sold 43,000 shares held by it in Banco Hipotecario S.A. to IFIS, a related company, at a unit price of Ps. 7.0. The total transaction amount was US$ 0.1 million and generated an income of Ps. 0.01 million. Therefore, as of the date of these financial statements, the total equity interest amounts to 17,641,162 shares.

As of June 30, 2004, IRSA and Ritelco S.A. valued their shares in Banco Hipotecario S.A. at their proportional equity value. In contrast, as of June 30, 2003 they had been valued at their market value at year-end, deducting estimated sales costs.

Winners of the IR Magazine Award. IR Magazine gave us the IR Magazine Award 2003 for our Investor Relations efforts. We are proud of receiving this distinction, for which we competed with the leading companies in our country. We will continue to work diligently to give our investors the best service.

Transfer of headquarters. In December 2003 we completed the move of our headquarters to the InterContinental Plaza tower located at Moreno 877 22nd Floor – Buenos Aires – Argentina (C1091AAQ).

Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you wish to be included or removed from IRSA or APSA’s mailing list, please send an e-mail with your information to finanzas@irsa.com.ar.

IRSA

Consolidated Financial Highlights

For fiscal years ended June 30, 2004 and 2003

(In Thousand of Argentine Pesos)

	Fiscal Year 2004	Fiscal Year 2003	Change %
Income Statement
Corresponds to consolidated income statement as of June 30, 2004 and 2003.
Sales
Sales and Development	31,116	47,241	-34.1%
Offices and others	15,144	17,770	-14.8%
Shopping Centers	143,250	113,754	25.9%
Hotels	71,295	57,730	23.5%
Total sales	260,805	236,495	10.3%
Operating cost	(147,416)	(154,667)	-4.7%
Gross income	113,389	81,828	38.6%
Selling & Administrative Expenses	(73,273)	(73,749)	-0.6%

Loss on purchasers rescissions of sales contracts	—	9	-100.0%

Results from operations and holding of real estate assets	64,343	21,507	199.2%
Results from Fideicomiso Tarshop	261	(4,077)	106.4%
Operating Income	104,720	25,518	310.4%
Amortization of goodwill	(2,904)	(6,631)	-56.2%
Financial results, net	10,546	315,301	-96.7%
Net income in affiliated companies	26,653	(14,701)	281.3%
Other income (expenses), net	(12,591)	(859)	1365.8%
Ordinary Income before taxes	126,424	318,628	-60.3%
Income tax	(25,720)	3,529	828.8%
Participación minoritaria	(12,842)	(35,712)	64.0%
Ordinary Income	87,862	286,445	-69.3%

Extraordinary losses	—	—	0.0%
Net Income	87,862	286,445	-69.3%

Balance sheet
Corresponds to the consolidated balance sheet as of June 30, 2004 and 2003
Cash and bank	93,096	89,883	3.6%
Investments	70,804	142,118	-50.2%
Mortgages, notes and other receivables	87,179	50,388	73.0%
Inventory	10,572	15,087	-29.9%
Total Current Assets	261,651	297,476	-12.0%
Mortgages and other receivables	128,630	130,091	-1.1%
Inventory	19,962	8,767	127.7%
Investments	524,434	420,373	24.8%
Fixed assets and intangible assets, net	1,268,093	1,230,878	3.0%
Goodwill	174	(5,629)	-103.1%
Non Current Assets	1,941,293	1,784,480	8.8%
Total Assets	2,202,944	2,081,956	5.8%

Short-Term debt	135,127	87,434	54.5%
Total Current Liabilities	256,022	188,738	35.6%
Long-term debt	468,807	592,104	-20.8%
Total Non Current Liabilities	516,831	629,988	-18.0%
Total Liabilities	772,853	818,726	-5.6%
Minority interest	470,237	454,044	3.6%
Shareholders’ Equity	959,854	809,186	18.6%

Selected Ratios
Debt/Equity Ratio	80.5%	101.2%	-20.4%
Book value per GDS	38.58	38.17	1.1%
Net Imcome per GDS	3.90	13.65	-71.4%
Net Imcome per GDS diluted	2.26	5.65	-59.9%
EBITDA (000) (last 12 month) - see footnote	110,553	103,967	6.3%
Weighted Average of GDSs	22,500,458	20,983,982	7.2%
Weighted Average of GDSs diluted	55,427,124	43,906,412	26.2%

Note: Ebitda for the last 12 month is unaudited.

IRSA

Consolidated Financial Highlights – Quarterly Information

(In Thousand of Argentine Pesos)

	I Quarter	II Quarter	III Quarter	IV Quarter	Fiscal Year
	Sep-03	Dec-03	Mar-04	Jun-04	2004
Income Statement
Corresponds to the consolidated income statement

Net Sales
Sales and Development	5,984	7,396	3,571	14,165	31,116
Offices and others	3,664	3,500	3,765	4,215	15,144
Shopping Centers	31,152	37,275	34,971	39,852	143,250
Hotels	8,338	11,797	10,896	40,264	71,295
Total sales	49,138	59,968	53,203	98,496	260,805
Operating cost	(27,394)	(33,237)	(27,212)	(59,573)	(147,416)
Gross income	21,744	26,731	25,991	38,923	113,389
Selling & Administrative Expenses	(12,587)	(14,710)	(13,893)	(32,083)	(73,273)
Results from Fideicomiso Tarshop	(336)	126	51	420	261
Results from operations and holding of real estate assets	0	0	0	64,343	64,343
Operating Income	8,821	12,147	12,149	71,603	104,720
Amortization of goodwill	(1,321)	(164)	(713)	(706)	(2,904)
Financial results, net	(19,367)	53,128	16,234	(39,449)	10,546
Net income in affiliated companies	367	(8,070)	(3,475)	37,831	26,653
Other income (expenses), net	1,133	(1,113)	418	(13,029)	(12,591)
Ordinary (Loss)-Income before taxes	(10,367)	55,928	24,613	56,250	126,424
Income tax	(6,533)	(6,419)	(9,117)	(3,651)	(25,720)
Minority interest	1,734	(1,930)	(2,678)	(9,968)	(12,842)
Ordinary (Loss)-Income	(15,166)	47,579	12,818	42,631	87,862
Extraordinary losses	0	0	0	0	0
Net (Loss)-Income	(15,166)	47,579	12,818	42,631	87,862

IRSA

Statements of Consolidated Cash Flows(1)

For the fiscal years ended June 30, 2004 and 2003

(In Thousand of Argentine Pesos)

	FY2004	FY2003
CHANGES IN CASH
- Cash as of beginning of year	193,057	30,276
- Cash as of the end of year	122,913	193,057
- Net (Decrease) Increase	(70,144)	162,781

CAUSES OF CHANGES IN CASH

OPERATING ACTIVITIES	73,414	93,945
NET CASH PROVIDED BY OPERATING ACTIVITIES	73,414	93,945

INVESTMENT ACTIVITIES
Decrease from equity interest in related companies	—	(31,744)
(Acquisition and improvement) Sale of fixed assets and land reserves	(25,073)	(10,783)
Other	(70,836)	1,924
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(95,909)	(40,603)

FINANCING ACTIVITIES
(Payment) Proceeds from debt	(66,106)	126,348
Capital increase	24,759	—
Dividends paid	(4,860)	—
Mortgage cancellation	—	(9,604)
Other	(1,442)	(7,305)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(47,649)	109,439

NET INCREASE (DECREASE) IN CASH	(70,144)	162,781

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

IRSA

Information by Business Unit

For the fiscal years ended June 30, 2004 and 2003

(In Thousand of Argentine Pesos)

	Sales and Developments	Offices and Others (a)	Shopping Centers	Hotels	Financial operations and others	TOTAL
For the years ending June 30, 2004

Sales	31,116	15,144	143,250	71,295	0	260,805
Costs	(26,647)	(8,273)	(72,447)	(40,049)	0	(147,416)
Gross profit	4,469	6,871	70,803	31,246	0	113,389
Selling Expenses	(3,957)	(54)	(10,872)	(8,150)	0	(23,033)
Administrative Expenses	(6,689)	(4,331)	(23,607)	(15,613)	0	(50,240)
Results from Fideicomiso Tarshop	0	0	261	0	0	261
Results from operations and holding of real estate assets	7,037	27,743	26,908	2,655	0	64,343
Operating Income	860	30,229	63,493	10,138	0	104,720
Amortization of goodwill	0	0	(2,904)	0	0	(2,904)
Financial results, net	(6,127)	(6,205)	(13,543)	(4,930)	41,351	10,546
Net income (loss) in related companies	(189)	0	(1,127)	0	27,969	26,653
Others (expenses) income, net	0	0	(4,800)	(2,116)	(5,675)	(12,591)
Income before tax	(5,456)	24,024	41,119	3,092	63,645	126,424
Participación minoritaria	429	(1,279)	(9,275)	(2,717)		(12,842)
Income tax	(462)	(3,268)	(16,311)	(3,060)	(2,619)	(25,720)
Net income	(5,489)	19,477	15,533	(2,685)	61,026	87,862

Depreciations and Amortization (b)	(1,217)	5,962	52,612	8,134	0	65,491

	Sales and Developments	Offices and Others (a)	Shopping Centers	Hotels	Financial operations and others	TOTAL
For the period ending June 30, 2003

Sales	47,241	17,770	113,754	57,730	0	236,495
Costs	(47,113)	(9,093)	(67,088)	(31,373)	0	(154,667)
Gross profit	128	8,677	46,666	26,357	0	81,828
Selling Expenses	(4,023)	(80)	(17,594)	(6,858)	0	(28,555)
Administrative Expenses	(6,106)	(4,409)	(21,356)	(13,323)	0	(45,194)
Loss on purchasers rescissions of sales contracts	9	0	0	0	0	9
Results from Fideicomiso Tarshop	0	0	(4,077)	0	0	(4,077)
Results from operations and holding of real estate assets	12,944	(1,891)	10,454	0	0	21,507
Operating Income	2,952	2,297	14,093	6,176	0	25,518
Amortization of goodwill	0	0	(6,631)			(6,631)
Financial results, net	(2,132)	(2,095)	83,301	11,056	225,171	315,301
Net income (loss) in related companies	(285)	0	(12,072)	0	(2,344)	(14,701)
Others (expenses) income, net	0	0	13,272	(3,734)	(10,397)	(859)
Income before tax	535	202	91,963	13,498	212,430	318,628
Participación minoritaria	5,135	(1,386)	(35,212)	(4,249)	0	(35,712)
Income tax	663	(1,009)	(46,755)	1,433	49,197	3,529
Net income	6,333	(2,193)	9,996	10,682	261,627	286,445

Depreciations and Amortization (b)	3,637	5,961	52,641	7,198	0	69,437

Notes :

a)	Includes offices, commercial and residential spaces.
b)	Included in operating income.

Headquarters

Intercontinental Plaza – Moreno 877 22º Floor

Tel +(54 11) 4323 7400

Fax +(54 11) 4323 7480

www.irsa.com.ar

C1091AAQ – Cdad. Autónoma de Buenos Aires – Argentina

Investor Relations

Alejandro Elsztain - Director

Gabriel Blasi - CFO

Phone +(54 11) 4323 7449

finanzas@irsa.com.ar

Legal Advisors

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18º Floor

C1005AAK – Cdad. Autónoma de Buenos Aires – Argentina

Register and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – Cdad. Autónoma de Buenos Aires – Argentina

Independent Auditors

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2º Floor

C1107AAF – Cdad. Autónoma de Buenos Aires – Argentina

Depository Agent

The Bank of New York

P.O. Box 11258

Church Street Station

New York - NY 10286 1258 – USA

Tel (toll free) 1 888 BNY ADRS (269-2377)

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BCBA Symbol: IRSA / NYSE Symbol: IRS

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2004